EXHIBIT 4

Orange Capital Issues Statement Regarding Pinnacle Entertainment

•	Sees significant merits of a combined Pinnacle PropCo and GLPI
•	Believes Pinnacle board should continue pattern of shareholder friendly actions by immediately engaging with GLPI
•	Proposed acquisition multiple of 11.3x Pinnacle PropCo EBITDA dramatically undervalues Pinnacle PropCo; each multiple turn equates to approximately $5.70 per Pinnacle share
•	Urges Pinnacle to avoid issuance of equity for entrenchment purposes through a sale to parties that may be predisposed to an independent PropCo spin-off

NEW YORK -- March 9, 2015 / Business Wire / Orange Capital, LLC (“Orange Capital” or “We”) holder of approximately 4.3% of the voting stock and 5.9% economic interest in Pinnacle Entertainment Inc. (“Pinnacle”)(NYSE: PNK), issued the following statement today regarding Gaming and Leisure Properties, Inc. (“GLPI”) offer to purchase Pinnacle’s real estate assets (“Pinnacle PropCo”).

Orange Capital is encouraged by GLPI’s offer to purchase Pinnacle PropCo. We see significant merits of an acquisition by GLPI when compared to a stand alone Pinnacle PropCo, including: increased scale, significant tenant diversification, corporate cost synergies, and certainty of timing and ability to close.

To date, we believe Pinnacle’s board of directors has acted in the best interests of shareholders in pursuing the Pinnacle PropCo transaction. Given that the board chose to effect the Pinnacle PropCo transaction, we are surprised it has failed to meaningfully engage with GLPI to date.

With respect to GLPI’s current proposal, we believe today’s announced offer dramatically undervalues Pinnacle PropCo. Based on GLPI’s presentation materials, GLPI is offering to acquire Pinnacle PropCo for an approximate $4.1 billion enterprise value which represents an EV/EBITDA multiple of 11.3x using GLPI’s assumed $365 million of Pinnacle PropCo forward EBITDA.

The GLPI offer for Pinnacle PropCo comes at a significant discount to the Triple-Net REIT peer group. Triple-Net REIT peers currently trade in a range of approximately 14x-18x forward EBITDA, including GLPI’s own trading multiple of approximately 15x. Every multiple “turn” of EBITDA equals approximately $5.70 of value for Pinnacle Stockholders.

Pinnacle has stated that to effect the Pinnacle PropCo REIT spin-off an equity raise of $700 million or less is required. We urge Pinnacle to avoid any action that could thwart an enhanced GLPI proposal, including issuance of equity on terms which might limit GLPI’s ability to consummate a transaction. This includes the sale of Pinnacle equity to parties which may be predisposed to an independent Pinnacle PropCo as opposed to a sale to GLPI.

Orange Capital has previously expressed that it has an interest in being part of a solution for Pinnacle’s financing needs, and we wish to reiterate our interest to participate on terms that would be beneficial to all shareholders.

We urge Pinnacle’s board to continue its pattern of shareholder friendly actions by immediately engaging with GLPI with the goal of consummating a sale of Pinnacle PropCo at fair market value. Ultimately we believe a sale of Pinnacle PropCo, at the right price, is in the best interest of Pinnacle shareholders.

About Orange Capital, Llc

Orange Capital, LLC, is an alternative asset management firm focused on event-driven opportunities. Orange Capital was founded in 2005 by Daniel Lewis and Russell Hoffman and is headquartered in New York.

Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com

www.bayfieldstrategy.com